UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PVR PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

693665101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693665101

1.	Names of Reporting Persons Trevor D. Rees-Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,230,220
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,230,220
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,230,220
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 101,837,863 Common Units outstanding as of October 22, 2013, as reported in the quarterly report on Form 10-Q of PVR Partners, L.P. filed with the Securities and Exchange Commission on October 29, 2013, and gives effect to the conversion of 10,346,257 Special Units of PVR Partners, L.P. formerly held by Chief E&D Holdings, LP, which converted into Common Units on a 1:1 basis on November 7, 2013.

CUSIP No. 693665101

1.	Names of Reporting Persons Janice M. Rees-Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,230,220
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,230,220
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,230,220
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.3%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 101,837,863 Common Units outstanding as of October 22, 2013, as reported in the quarterly report on Form 10-Q of PVR Partners, L.P. filed with the Securities and Exchange Commission on October 29, 2013, and gives effect to the conversion of 10,346,257 Special Units of PVR Partners, L.P. formerly held by Chief E&D Holdings, LP, which converted into Common Units on a 1:1 basis on November 7, 2013.

CUSIP No. 693665101

1.	Names of Reporting Persons The Jan and Trevor Rees-Jones Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 693665101

1.	Names of Reporting Persons Rees-Jones Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 693665101

1.	Names of Reporting Persons Chief E&D (GP) LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 693665101

1.	Names of Reporting Persons Chief E&D Holdings, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer

PVR Partners, L.P. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

Three Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, Pennsylvania 19087

Item 2.

(a)	Name of Person Filing

Trevor D. Rees-Jones

Janice M. Rees-Jones

The Jan and Trevor Rees-Jones Revocable Trust

Rees-Jones Holdings LLC

Chief E&D (GP) LLC

Chief E&D Holdings, LP

(b)	Address of Principal Business Office or, if none, Residence

The address for each of the reporting persons is:

c/o Chief Oil & Gas LLC

5956 Sherry Lane, Suite 1500

Dallas, Texas 75225

(c)	Citizenship

See Item 4 on each cover page hereto.

(d)	Title of Class of Securities

Common Units

(e)	CUSIP Number

693665101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2013, Trevor Rees-Jones and Janice M. Rees-Jones jointly held, and each may be deemed to have beneficially owned, 8,230,220 common units.

Each of the reporting persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person was, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or had agreed to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer, (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer, or (iii) the beneficial owner of any securities covered by this statement.

(b)	Percent of class:

See Item 11 of each of the cover pages with respect to each reporting person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each of the cover pages with respect to each reporting person.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each of the cover pages with respect to each reporting person.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each of the cover pages with respect to each reporting person.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each of the cover pages with respect to each reporting person.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2014

/s/ Trevor D. Rees-Jones
Trevor D. Rees-Jones

/s/ Janice M. Rees-Jones
Janice M. Rees-Jones

THE JAN AND TREVOR REES-JONES REVOCABLE TRUST

By:	/s/ Trevor D. Rees-Jones
Name: Trevor D. Rees-Jones Title: Trustee

REES-JONES HOLDINGS LLC

By:	/s/ Trevor D. Rees-Jones
Name: Trevor D. Rees-Jones Title: Chief Executive Officer

CHIEF E&D (GP) LLC

By:	/s/ John Hinton
Name: John Hinton Title: Senior VP, CFO, and Treasurer

CHIEF E&D HOLDINGS, LP

By:	Chief E&D (GP) LLC,
its general partner

By:	/s/ John Hinton
Name: John Hinton Title: Senior VP, CFO, and Treasurer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, filed as Exhibit 99.1 to the Schedule 13G filed by the reporting persons on September 25, 2013, and incorporated by reference herein.